Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, Michael J. Mack, President of Deere Credit Services, Inc., certify:

A review of Deere Credit Services, Inc.’s activities for the period from September 3, 2014 (the date of issuance of the John Deere Owner Trust 2014-B transaction subject to the requirements of Regulation AB) through October 31, 2014 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of September 3, 2014 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2014-B has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 12, 2015	Deere Credit Services, Inc.

	By	/s/ Michael J. Mack
Michael J. Mack
President